Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Creating the Premier
Pharmacy Services Provider

                                 November 2006

Cautionary Statement Regarding
Forward-Looking Statements

This document contains certain forward-looking statements about CVS and
Caremark. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions.
However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic conditions and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction.

The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Transaction Overview

|X|  Structure
     -    Stock-for-stock merger of equals
     -    CVS to issue 1.67 shares for each Caremark share
     -    54.5% CVS / 45.5% Caremark pro forma ownership

|X|  Name:    CVS/Caremark Corporation

|X|  Symbol:  To be listed on NYSE under "CVS"

CVS/Caremark Overview

|X|  Management team:
     -    Mac Crawford - Chairman
     -    Tom Ryan - President and CEO
     -    Dave Rickard - CFO
     -    Howard McLure - Caremark pharmacy services business President

|X|  Board Composition:         50/50 split

|X|  Corporate HQ:              Woonsocket, RI
     PBM HQ:                    Nashville, TN

|X|  Expected closing: Within 6-12 months

CVS Strengths & Capabilities

|X|  #1 drugstore chain in America
     -    Largest retail base - 6,200 stores
     -    Significant presence in over 70% of Top 100 U.S. markets
     -    Organic store growth of 3 to 4% per year

|X|  Growing pharmacy business, gaining retail scripts

|X|  Upside from Eckerd and Sav-on/Osco acquisitions (revenue, shrink, operating margin)

|X|  Explosive growth of MinuteClinic, the largest U.S. provider of retail-based health care

|X|  Vibrant front store business (ExtraCare, exclusive brands, CVS brand, strong same store sales)

Caremark Strengths & Capabilities

|X|  Integrated pharmacy services
     -    PBM
     -    Specialty
     -    Disease management
     -    Analytics and outcomes
     -    Connectivity

|X|  Attractive, balanced customer mix
     -    Fortune 1000 employers
     -    Health plans
     -    Medicare Part D

|X|  Financials
     -    Highest EBITDA/Adj Rx
     -    Strong cash flow & balance sheet

Combined Financial Strength

                                            Proforma LTM
--------------------------------------------------------
Revenue                                         $72,896
EBITDA                                          $ 4,306
% Margin                                           5.9%
Net Income                                      $ 2,420
--------------------------------------------------------
Debt / EBITDA                                      1.5x
Free Cash Flow                                   $1,899
--------------------------------------------------------

Note - Based on the simple addition of reported results for the last twelve months ended September 30, 2006 with an adjustment of $4.4 billion for intercompany revenues.

Why Do This Merger?

|X|  Caremark wanted to get closer to consumers

|X|  CVS wanted to build the retail/PBM model...achieve sufficient scale

|X|  Combined company should be better-positioned to participate in high growth sectors ...biotech/specialty...consumer-centric healthcare...disease management programs

|X|  Combined company will be a proactive thought leader in shaping the direction of healthcare

Why Not a Joint Venture
or an Alliance?

|X|  Alignment of incentives

|X|  Systems integration

|X|  Adjusting to change over time

|X|  Big governance challenge

Why Now?

|X|  Given:
     -    Very positive industry trends
     -    Both businesses strong

|X|  Answer:
     -    Series of year-long discussions:  shared vision
     -    Timing good for both companies...acquisitions integrated, PBM selling cycle
     -    Most importantly, payors and consumers are asking for it...control costs + complexity and improve health outcomes

Why At This Price?

Ratio of Caremark and CVS Closing Stock Prices
Over the Period Shown Leading Up to November 1, 2006

CVS:  Recent Shareholder Industry Questions

|X|  Wal-Mart generic pricing promotion
     -    Minimal impact
     -    Focused on older, cheaper generics
     -    CVS still gaining share from mass

|X|  Average Wholesale Price (AWP)
     -    Arbitrary change in benchmark should lead to adjustment of discount or dispensing fee to compensate

|X|  Average Manufacturer Price (AMP)
     -    Medicaid to switch from AWP to AMP
     -    Federal government cost reductions
     -    Impact on state dispensing fees TBD

Expected Immediate Benefits
to Shareholders

|X|  Accretive in 1st full fiscal year

|X|  $400MM in cost synergies...'08 run rate

|X|  Better positioned post-merger for new RFPs on both existing and new business... greater benefits, better value

Expected Short-term Benefits
to Shareholders (6-18 mos)

|X|  Sale of OTC products with pharmacy mail order
|X|  Improve retail pharmacy productivity through better use of retail /mail offering
|X|  Accelerate MinuteClinic rollout and traffic
|X|  Positive CVS/PharmaCare experience

Expected Long-term Benefits
to Shareholders (Examples)

|X|  Improved disease management programs utilizing Caremark products, CVS pharmacists + MinuteClinic nurse practitioners

|X|  Improve patient compliance to pharmaceutical therapy...lowered healthcare cost + improved care

|X|  Well-positioned to address consumer-centric trends in healthcare...HSAs, high-deductible plans

|X|  Potential to offer products to uninsured + under-insured population
     (40-50MM people)

|X|  Better positioned to drive generic substitution and economics

|X|  Better positioned to drive most appropriate brand drugs

CVS/Caremark Merger Summary :
What Does It Mean?

|X|  Leading industry change by creating premier pharmacy services provider

|X|  Significant short-term cost reductions make it financially attractive

|X|  Long-term opportunities expected to drive significant shareholder value

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement /
prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by
Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.
Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS's and Caremark's directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Creating the Premier
Pharmacy Services Provider
                                 November 2006